HEADFARM, LLC
BALANCE SHEET
As of December 31, 2023

ASSETS	December 31, 2023
Current Assets	
Cash and equivalents	$ 36
Total Current Assets	36
Non-Current Assets	
	-
Total Non-Current Assets	-
TOTAL ASSETS	$ 36
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Interest payable	$ 533
Account payable	100
Total Current Liabilities	633
Non-Current Liabilities	
Convertible note	20,000
Total Non-Current Liabilities	20,000
Members' Equity	
Paid in capital	1,170,000
Accumulated deficit	(1,190,597)
Total Members' Equity	(1,190,597)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ (1,169,964)